John W. Robertson

T: +1 206 452 8763

jrobertson@cooley.com

November 1, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

RE:	zulily, inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 25, 2013

File No. 333-191617

Dear Ms. Ransom:

On behalf of zulily, inc. (“zulily” or the “Company”), we are submitting this letter and the following information in response to a letter, dated October 31, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 referenced above (the “Registration Statement”). We are also electronically transmitting for filing Amendment No. 3 to the Registration Statement (the “Amendment”). We are also sending the Staff a hard copy of this letter and the Amendment, including a version of the Amendment that is marked to show changes to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amendment.

Common Stock Valuations, page 72-77

1.	Please explain to us, with a view toward disclosure, the rationale for the ramp-up in weighting methods to arrive at differing computations of equity value from an initial market/income approach at 75/25 percent, respectively at March 2013 to a market and income approach weighting of 15 percent and probability-weighted expected return method of 85 percent at September and October 2013.

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355    T: (206) 452-8700    F: (206) 452-8800    WWW.COOLEY.COM

U.S. Securities and Exchange Commission

November 1, 2013

Page Two

In response to the Staff’s comment, the Company has revised the disclosure to provide more context for the shift in weightings between the option pricing method (following a determination of enterprise value under the market/income approach) and the PWERM during the period from March 2013 through October 2013. As disclosed, the relative weighting between the “market approach” and “income approach” in the option pricing model allocation methodology has not changed over this period. What has changed is the relative weighting between the option pricing method (following a determination of enterprise value under the market/income approach) and the PWERM. As disclosed, as an IPO began to become a possible near term outcome, the Company began to allocate a greater relative weighting to the PWERM as this is the methodology that most closely correlates with the expected valuations of the Company in an IPO. The heavier weighting of the PWERM results in a higher fair value of common stock, especially when the probability of an initial public offering is increased.

Please contact me at (206) 452-8763, Eric Jensen of Cooley LLP at (650) 843-5049 or Michael Tenta of Cooley LLP at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John W. Robertson

John W. Robertson

Cooley LLP

cc:	Darrel Cavens, zulily, inc.

Marc Stolzman, zulily, inc.

Deirdre Runnette, zulily, inc.

Eric Jensen, Cooley LLP

Michael Tenta, Cooley LLP

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Lynnette Frank, Deloitte & Touche LLP

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355    T: (206) 452-8700    F: (206) 452-8800    WWW.COOLEY.COM